EXHIBIT 99.2

The share exchange described in this notice involves the securities of foreign companies. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States.

Financial information included in this document has been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in a foreign country and all of its officers and directors are residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the transaction described below, such as in open market or privately negotiated purchases.

This document has been translated from the Japanese-language original for reference purposes only. While this English translation is believed to be generally accurate, it is subject to, and qualified by, in its entirety, the Japanese-language original. Such Japanese-language original shall be the controlling document for all purposes.

[Translation]

Securities Code: 8175

May 10, 2017

To Our Shareholders:

2-33 Chiyo 6-chome, Hakata-ku, Fukuoka City, Fukuoka
Best Denki Co., Ltd.
Koji Ono, President, Representative Director

Notice of the 64th Annual Meeting of Shareholders

Best Denki Co., Ltd. (“the Company”) would hereby like to request shareholders to attend the Company’s 64th Annual Meeting of Shareholders as described below.

If you are unable to attend the meeting on the date, you may also exercise your voting rights in writing. We kindly request you to read the following Reference Document for the Annual Meeting of Shareholders, indicate “for” or “against” on each agenda item on the voting form enclosed herewith, and return it no later than 5:00 p.m., May 24, 2017 (Wednesday).

Sincerely yours,

1. Date:	10:00 a.m., May 25 (Thursday), 2017 The Main Hall on the Second Floor of the Company’s Training Center

2. Venue:	10-5 Nanotsu 2-chome, Chuo-ku, Fukuoka City (For access to the venue, please refer to the appended map.)

3. Purposes:

Items to be reported:	[Omitted]

Items to be resolved:

Agenda No. 1:	[Omitted]

Agenda No. 2:	[Omitted]

Agenda No. 3:	[Omitted]

Agenda No. 4:	[Omitted]

Agenda No. 5:	[Omitted]

Agenda No. 6:	Request for Approval of the Exchange Agreement between the Company and Yamada Denki Co., Ltd.

1. When you attend the meeting, we kindly request that you submit the enclosed voting form to the receptionist at the venue.

2. Of the reference materials to be provided with this notice of annual meeting of shareholders, the Notes to the Consolidated Financial Statements and the Notes to the Non-consolidated Financial Statements are not included among the documents accompanying this notice because they are provided on the Company’s website (https://www.bestdenki.ne.jp/corporate/ir.html), in accordance with laws and regulations and the provision of Article 16 of the Articles of Incorporation. Therefore, the reference materials attached to this notice are part of the Consolidated Financial Statements and the Non-consolidated Financial Statements audited by the Company’s Accounting Auditor in preparing the Accounting Auditor’s report.

3. Any revisions to the Appendix and the Reference Materials for the General Meeting of Shareholders will be posted on the Company’s website (https://www.bestdenki.ne.jp/corporate/ir.html).

Reference Document for the Annual Meeting of Shareholders

Agenda No. 1 – Agenda No. 5: [Omitted]

Agenda No. 6: Request for Approval of the Share Exchange Agreement between the Company and Yamada Denki Co., Ltd.

The Company and Yamada Denki Co., Ltd. (“Yamada Denki”) resolved at their respective board of directors meetings on April 12, 2017, to implement a share exchange whereby Yamada Denki will become the wholly owning parent company and the Company will become the wholly owned subsidiary company (the “Share Exchange”), and a share exchange agreement (the “Share Exchange Agreement”) was executed.

Accordingly, the Company kindly ask its shareholders to approve the Share Exchange Agreement.

The effective date of the Share Exchange is scheduled to be July 1, 2017. As for Yamada Denki, the Share Exchange is scheduled to be conducted without obtaining the approval of the shareholders’ meeting using the simplified share exchange procedure pursuant to Article 796, Paragraph 2 of the Companies Act.

The Company will, upon the shareholders’ approval, become a wholly owned subsidiary of Yamada Denki on July 1, 2017, the effective date of the Share Exchange. Prior to such date, the Company’s shares are scheduled to be delisted from relevant stock exchanges on June 28, 2017 (the last trading date is scheduled to be June 27, 2017).

Reasons for the Share Exchange, the outline of the Share Exchange Agreement and other matters concerning this proposal are as follows.

1.	Reasons for the Share Exchange

Since its foundation as a private electric appliances store in 1973, Yamada Denki has grown as a retail business specializing in home appliances by constant innovation under the guiding management principles of “Creation and Challenge” together with “Appreciation and Trust.” With revolutionary new ideas, Yamada Denki has defied common sense in the industry and has achieved continuous expansion through strengthening its financial structure and managerial resources by implementing proactive business management and a steady capital policy that envisages future development. Currently, Yamada Denki is the largest home appliance mass merchandiser in Japan and is the only one that has stores in all prefectures, having thus developed a new business model as a home appliance mass merchandiser. Since April 1, 2016 Yamada Denki has begun operating under a new management system with three representative directors, under which it: (i) aims at the “creation of new businesses,” “promotion of structural reform and the Medium-term Business Plan,” and “strengthening of existing businesses and human resources development”; (ii) strengthens, as an IoT company with the largest service network in Japan, the proposal to “shift the focus from goods to servicing or to goods plus servicing” when developing new “cradle to the grave” services by analyzing and utilizing big data on over 50 million various memberships; and (iii) continues to mount various challenges for sustainable growth and development in the future through efforts such as the development of new business fields centering around home appliances sales, the promotion of structural reform, etc.

The Company, on the other hand, has developed a home appliance mass merchandising business as its core business since it commenced selling home appliances in 1956. After building a solid foundation in the Kyushu district, the Company opened stores, including franchise stores, all over the country and has proactively expanded its business overseas, mainly in Southeast Asia.

With the intention of contributing to the development of not only the home appliance distribution industry but also society at large by utilizing each other’s strengths, and contributing, in turn, to the improvement of both companies’ corporate value, Yamada Denki and the Company entered into a capital and business alliance agreement dated July 13, 2012, whereby Yamada Denki subscribed for 80,265,500 the Company’s shares by third-party allocation of new shares and became the parent company of the Company holding 86,996,000 the Company’s shares (corresponding to 51.00% of the total number of issued shares). Subsequently, on March 21, 2013 Yamada Denki acquired 1,748,600 additional shares of the Company’s shares by off-market trading, increasing its total shareholding in the Company’s shares to 88,744,600 shares (corresponding to 52.03% of the total number of issued shares). After the execution of the aforementioned capital and business alliance agreement, Yamada Denki and the Company have striven to improve their corporate value through undertaking the joint procurement of products, joint development of products, and joint procurement of materials and sharing area strategies both domestically and internationally and, in turn, ensuring the improvement of the competitiveness and management efficiency of the group as a whole.

However, the home appliance retail industry, in which both companies operate, has continued to be affected by, among other factors, the decrease in demand as a result of the special demand associated with the home appliance eco-point system implemented during the period from May 2009 to March 2011 and with the shift to digital terrestrial broadcasting in July 2011, as well as by the prolonged decrease in demand as a consequence of the rush in demand prior to the consumption tax increase in April 2014. The industry is also surrounded by a market environment where the historical background and social needs change at a bewildering speed, due to such factors as an aging society with fewer children, the population decline, and the penetration of the Internet in society.

In light of these circumstances including intensifying competition and the rapid changes in the market environment, Yamada Denki considers that, in order for both companies to improve their respective corporate values on a mid- and long-term basis as well as to accelerate the development of new business areas centering on existing sales of home appliances and the promotion of structural reform, and in turn, further enhance the competitive advantage of the Yamada Denki Group in the consumer electronics retail industry, it is necessary to ensure the optimization and maximization of the value chain through the consolidation of both companies’ managerial resources, such as human resources, products, finances, services, logistics and information systems, and to further improve their profitability by enhancing the synergistic effects available from the seamless operation of the group. On the other hand, in order for the Company to realize its continuous growth strategy, there are numerous advantages to the Company in becoming a wholly owned subsidiary of Yamada Denki such as developing speedy and flexible decision-making procedures and thorough policy within the group, a more solid collaborative framework by enabling the Company to make the best use of Yamada Denki’s various business solutions, and establishing a flexible management structure that will cut costs for maintaining listed status by eliminating the possibility of the potential conflict of interest resulting from the parent-subsidiary listing. Therefore, it was concluded that the best policy was for Yamada Denki to acquire 100% ownership of the Company and, in January 2017, Yamada Denki proposed the Share Exchange to the Company.

On the other hand, the Company has considerably improved its performance since the formation of its capital and business alliance with Yamada Denki, as seen in, among other indicators, its increase in current net income belonging to the shareholders of its parent company for four consecutive fiscal years from the fiscal year ended in February 2014 onwards, through sharing business strategies and policies as a member of the Yamada Denki Group and conducting management that uses the Yamada Denki Group’s advantage of scale, while pursuing “customer-sought value” through community-based, meticulously thought-out marketing as the “Best Partner of Life” and concentrating its managerial resources upon local mass retail stores mainly in the Kyushu area, using its own business style based on the trust relationship generated by its personnel (customer service) and services. However, in light of the aforementioned rapid changes in the market environment surrounding the home appliance retail industry as well as of competitors’ recent store opening trends in the Kyushu area, the environment surrounding the Company remains challenging and necessitates further improvement of management efficiency and further flexibility in order to ensure the maintenance of and increase in the Company’s market share. In order for the Company to grow sustainably in the future while continuing and developing the measures announced upon the formation of the capital and business alliance (cf. joint procurement of products, joint development of products, joint procurement of materials, domestic and international area strategies, mutual utilization of logistics and infrastructure, personnel exchanges, etc.), the Company concluded that the best policy was to become a wholly owned subsidiary of Yamada Denki through the Share Exchange, taking into consideration various advantages such as improved management flexibility resulting from being delisted and being, in turn, enabled to make decisions expeditiously without worrying about its short-term reputation in the stock market, and improved management efficiency resulting from cutting costs for maintaining listed status which would, in turn, result from ceasing the parent-subsidiary listing. Even after becoming a wholly owned subsidiary of Yamada Denki through the Share Exchange, the Company intends to continue striving for the improvement of its market competitiveness in the home appliance distribution industry, by maintaining the Company’s trade name and the Best Denki Group’s store brand, and continuing to develop, into the future, its unique business style and stores as local mass retail stores that have long been developed mainly in the Kyushu area.

Under these circumstances, Yamada Denki and the Company held a series of discussions and have recently agreed upon the proposed acquisition of 100% ownership of the Company by Yamada Denki through a share exchange. Through the Share Exchange, the companies intend to further improve their profitability and competitiveness by ensuring the optimization and maximization of the value chain through the consolidation of managerial resources that are spread across the companies’ functional subsidiaries and other organizations within the Group, and by, in turn, further strengthening the cooperation between both companies’ groups. Both companies believe that the Share Exchange will improve their respective corporate values and, as such, will be beneficial for both companies’ shareholders.

Even after the scheduled acquisition of 100% ownership of the Company by Yamada Denki, both companies intend to strive for the improvement of their profitability and corporate value by maximizing the Group’s synergistic effect as an IoT company with the largest service network in Japan, under the Yamada Denki Group’s guiding management principles of “Creation and Challenge” with “Appreciation and Trust.”

2.	Outline of the Share Exchange Agreement

The outline of the Share Exchange Agreement concluded on April 12, 2017 between the Company and Yamada Denki is as follows.

Share Exchange Agreement (copy)

Yamada Denki Co., Ltd. (“Yamada Denki”) and Best Denki Co., Ltd. (“Best Denki”) enter into a share exchange agreement (the “Agreement”) on April 12, 2017 (the “Execution Date of Agreement”), as follows:

Article 1.	Share Exchange

Yamada Denki and Best Denki, in accordance with the stipulations in the Agreement, will implement a share exchange whereby Yamada Denki will become the wholly owning parent company and Best Denki will become the wholly owned subsidiary company (the “Share Exchange”). Yamada Denki will acquire all issued shares of Best Denki (excluding the shares of Best Denki held by Yamada Denki; the same applies below) through the Share Exchange.

Article 2.	Trade Names and Addresses of Parties

Trade names and addresses of Yamada Denki and Best Denki are as follows:

Yamada Denki	Trade name:	Yamada Denki Co., Ltd.
	Address:	1-1, Sakae-cho, Takasaki-shi, Gunma

Best Denki	Trade name:	Best Denki Co., Ltd.
	Address:	2-33, Chiyo 6-chome, Hakata-ku, Fukuoka City, Fukuoka

Article 3.	Matters related to the Number of Shares to be Delivered in the Share Exchange and the Allocation of the Shares

1.	In the Share Exchange, Yamada Denki shall deliver Yamada Denki’s common shares to Best Denki’s shareholders at the time immediately before Yamada Denki’s acquisition of all issued shares of Best Denki through the Share Exchange (the “Base Time”) (excluding Yamada Denki; the “Concerned Shareholders”), in exchange for Best Denki’s common shares that each of the Concerned Shareholders holds. The number of Yamada Denki’s common shares to be delivered is calculated by multiplying 0.28 to the total number of Best Denki’s common shares held by the Concerned Shareholders.

2.	In the Share Exchange, Yamada Denki shall allocate Yamada Denki’s common shares to the Concerned Shareholders based on a ratio of 0.28 shares for one common share of Best Denki held by the Concerned Shareholders.

3.	If there is a fraction of less than one share in the number of Yamada Denki’s common shares when the common shares are allocated to the Concerned Shareholders in accordance with the provisions of the preceding two items, Yamada Denki shall handle such fraction of a share in accordance with the provisions of Article 234 of the Companies Act and other applicable laws and regulations.

Article 4.	Capital Stock and Capital Surplus

Yamada Denki’s capital stock and capital surplus, which will increase through the Share Exchange, will be the amounts appropriately determined by Yamada Denki in accordance with the provisions of Article 39 of the Corporate Accounting Rules.

Article 5.	Effective Date of the Share Exchange

The date when the Share Exchange will become effective (the “Effective Date”) is July 1, 2017. However, either Yamada Denki or Best Denki may change the Effective Date, after discussions and by mutual agreement between the parties, if a change is required due to necessity in the course of the procedures for the Share Exchange or for other reasons.

Article 6.	Approval of Share Exchange Agreement

1.	Pursuant to the provisions under the main clause of Article 796, Paragraph 2 of the Companies Act, Yamada Denki shall implement the Share Exchange with respect to the Agreement without obtaining the approval by resolution at the shareholders’ meeting, which is set forth in Article 795, Paragraph 1 of the Companies Act. However, if the approval with respect to the Agreement by resolution at the shareholders’ meeting becomes necessary in accordance with the provisions of Article 796, Paragraph 3 of the Companies Act, Yamada Denki shall obtain the approval by resolution at the shareholders’ meeting with respect to the Agreement no later than the day preceding the Effective Date.

2.	Best Denki shall obtain the approval with respect to the Agreement by resolution at the shareholders’ meeting set forth in Article 783, Paragraph 1 of the Companies Act no later than the day preceding the Effective Date.

Article 7.	Cancellation of Treasury Shares

Best Denki shall, by resolution at its board of directors meeting to be held no later than the day preceding the Effective Date, cancel all of its treasury shares held at the Base Time (including shares of dissenting shareholders from which Best Denki acquired in response to the share purchase demand exercised pursuant to Article 785, Paragraph 1 of the Companies Act in connection with the Share Exchange).

Article 8.	Management of Assets of Each Company

Yamada Denki and Best Denki shall each perform their business, as well as manage and operate their assets under the due care of a competent manager from the Execution Date of Agreement until the Effective Date. In addition, Yamada Denki and Best Denki shall undertake an action that could significantly impact their assets or their rights and obligations, only after discussing the situation and reaching mutual agreement with the other party in advance.

Article 9.	Termination of the Agreement

Yamada Denki and Best Denki may amend the conditions of the Share Exchange or other content of the Agreement, or may terminate the Agreement, after discussions and reaching a mutual agreement with the other party, if a significant change arises in Yamada Denki or Best Denki’s financial condition or their management conditions; if circumstances causing serious hindrance to implement the Share Exchange arise or become evident; or if other reasons occur where it will be difficult to achieve the purposes of the Agreement, from the Execution Date of Agreement until the day preceding the Effective Date.

Article 10.	Validity of the Agreement

The Agreement will lose its validity, if any of the following items applies:

(1)	Yamada Denki cannot obtain the approval with respect to the Agreement by resolution at the shareholders’ meeting no later than the day preceding the Effective Date, when Yamada Denki’s approval by resolution at the shareholders’ meeting is required pursuant to the provisions in the proviso of Article 6, Paragraph 1;

(2)	Best Denki cannot obtain the approval with respect to the Agreement by resolution at the shareholders’ meeting set forth in Article 6, Paragraph 2 no later than the day preceding the Effective Date;

(3)	The required authorizations and approvals from the related government authorities and other organizations are not acquired, or applications and other documents to the related government authorities and other organizations are not complete no later than the Effective Date pursuant to laws and regulations regarding the Share Exchange; or

(4)	The Agreement is terminated pursuant to the preceding Article.

Article 11.	Court Jurisdiction

The Tokyo District Court will have exclusive jurisdiction over any dispute between Yamada Denki and Best Denki related to the Agreement in the first instance.

Article 12.	Good Faith Discussions

Yamada Denki and Best Denki shall make efforts to discuss and resolve in good faith matters not set forth in the Agreement and any doubt which arises regarding the interpretation of the Agreement.

IN WITNESS WHEREOF, the original copies of the Agreement are prepared in duplicate, and both Yamada Denki and Best Denki sign or place their respective seals below, and retain one original copy each.

April 12, 2017

Yamada Denki:	Yamada Denki Co., Ltd.
1-1, Sakae-cho, Takasaki-shi, Gunma
	Mitsumasa Kuwano, President-Director, Representative Director and COO	(seal)

Best Denki:	Best Denki Co., Ltd.
2-33, Chiyo 6-chome, Hakata-ku, Fukuoka City, Fukuoka
	Koji Ono, President, Representative Director	(seal)

3.	Matters Concerning the Appropriateness of the Share Exchange Consideration

(1)	Matters concerning the appropriateness of the total number of shares involved as share exchange consideration and the allocation

1)	Allocation of Shares Associated with the Share Exchange

	Yamada Denki (Wholly owning parent company in share exchange)	The Company (Wholly owned subsidiary company in share exchange)
Allocation ratio for the Share Exchange	1	0.28
Number of shares to be allocated for the Share Exchange	Common shares of Yamada Denki: 22,835,807 shares (tentative)

(Note 1)	Share allocation ratio

For each share of the Company’s shares, 0.28 shares of the common shares of Yamada Denki (the “Yamada Denki Shares”) will be allocated and delivered. However, no shares will be allocated in the Share Exchange to the Company’s shares held by Yamada Denki (i.e., 88,744,600 shares as of April 12, 2017). The allocation ratio for the Share Exchange shown in the above table (the “Share Exchange Ratio”) is subject to change by mutual agreement between Yamada Denki and the Company in the event of significant changes to the terms and conditions based on which the Share Exchange Ratio is calculated in accordance with the Share Exchange Agreement.

(Note 2)	Number of Yamada Denki Shares to be delivered in the Share Exchange

Number of shares of the Yamada Denki Shares: 22,835,807 shares (tentative)

The above number of shares was calculated based on the total number of issued shares (170,580,330 shares) and the number of treasury shares (279,274 shares) of the Company’s shares as of February 28, 2017 and the number of the Company’s shares held by Yamada Denki as of April 12, 2017 (88,744,600 shares).

In the Share Exchange, Yamada Denki will allocate and deliver to the shareholders of the Company (excluding Yamada Denki) at the time immediately before Yamada Denki’s acquisition of all issued shares of the Company (excluding the Company’s shares held by Yamada Denki) through the Share Exchange (the “Base Time”) such number of Yamada Denki Shares as is calculated based on the Share Exchange Ratio in exchange for the Company’s shares held by these shareholders. Yamada Denki will appropriate its treasury shares for the allocation of shares in the Share Exchange, without issuing new shares in the Share Exchange. The Company will, by resolution at its board of directors meeting to be held no later than the day preceding the effective date of the Share Exchange, cancel, at the time immediately prior to the Base Time, all of its treasury shares (279,274 shares as of February 28, 2017) and all of its treasury shares that may be held at the time immediately prior to the Base Time (including shares acquired by the Company in response to a request from the dissenting shareholders for purchase of shares made in connection with the Share Exchange under Article 785, Paragraph 1 of the Companies Act).

The number of shares to be allocated and delivered in the Share Exchange may be modified hereafter for reasons such as the Company’s acquisition or cancellation of its treasury shares.

(Note 3)	Handling of shares amounting to less than one unit

There are expected to be additional shareholders who hold Yamada Denki Shares amounting to less than one unit (i.e., less than 100 shares) as a result of the Share Exchange. In particular, shareholders of the Company who hold less than 358 shares are expected to hold Yamada Denki Shares amounting to less than one unit, which cannot be traded on a financial instruments exchange. Shareholders who will hold Yamada Denki Shares amounting to less than one unit will be entitled to take either of the following measures.

(i)	Buyback program for shares amounting to less than one unit (selling shares amounting to less than one unit [100 shares])

Article 192, Paragraph 1 of the Companies Act entitles shareholders who hold Yamada Denki Shares amounting to less than one unit to request that Yamada Denki purchase those Yamada Denki Shares held by them.

(ii)	Top-up program for shares amounting to less than one unit (top up to [100 shares])

Article 194, Paragraph 1 of the Companies Act and the Articles of Incorporation of Yamada Denki entitle shareholders who hold Yamada Denki Shares amounting to less than one unit to request that Yamada Denki sell such additional Yamada Denki Shares that will, together with the number of shares amounting to less than one unit, constitute a whole unit.

(Note 4)	Handling of fractional shares amounting to less than one share

Shareholders of the Company who would otherwise receive fractional shares of Yamada Denki Shares in connection with the Share Exchange will receive such part of the proceeds as corresponds to the numbers of their respective fractional shares from the sale of such number of Yamada Denki Shares corresponding to the total number of such fractional shares (with any fraction amounting to less than one share included in such total number being rounded off) in accordance with the provisions of Article 234 of the Companies Act and other applicable laws and regulations.

2)	Rationale for the Allocation of Shares in the Share Exchange

(i)	Rationale and reasons for the allocation of shares

In order to ensure the fairness and appropriateness of the Share Exchange Ratio described above in Section 3, (1) 1) “Allocation of Shares Associated with the Share Exchange” and other aspects of the Share Exchange, Yamada Denki and the Company have decided to individually ask a third-party calculation agent independent from both companies to calculate the Share Exchange Ratio. Yamada Denki selected Nomura Securities Co., Ltd. (“Nomura Securities”) and the Company selected Deloitte Tohmatsu Financial Advisory LLC (“Deloitte Tohmatsu Financial Advisory”) as their respective third-party calculation agents.

Using the results of the calculation of the Share Exchange Ratio received from their respective calculation agents as a reference, Yamada Denki and the Company each carefully considered the appropriate share exchange ratio based on, among other matters, the results of the due diligence of the other company and comprehensively considered such factors as both companies’ financial standing, asset situation, and future prospects, followed by repeated negotiations and discussions between both companies. As a result, Yamada Denki and the Company reached a conclusion that the Share Exchange Ratio was appropriate for both companies’ respective shareholders and, accordingly, Yamada Denki and the Company decided at their respective board of directors’ meetings held on April 12, 2017 to conduct the Share Exchange at the Share Exchange Ratio and executed the Share Exchange Agreement. The Share Exchange Ratio is subject to change by mutual agreement between Yamada Denki and the Company in the event of significant changes to the terms and conditions based on which the Share Exchange Ratio is calculated in accordance with the Share Exchange Agreement.

(ii)	Matters concerning the calculation

(a)	Names of calculation agents and their relationships with listed companies

Nomura Securities, which is Yamada Denki’s third-party calculation agent, and Deloitte Tohmatsu Financial Advisory, which is the Company’s third-party calculation agent, are calculation agents that are independent from, and do not constitute related parties to, Yamada Denki and the Company, respectively, and do not have any significant interest in the Share Exchange.

(b)	Outline of calculation

In performing the calculation, Nomura Securities employed: (i) the average market price method (which used April 10, 2017 as the base date and was based on the closing stock price on the Tokyo Stock Exchange on the base date and the average closing stock prices on the Tokyo Stock Exchange during the most recent five business day period, from April 4, 2017 to the base date, the most recent one-month period, from March 13, 2017 to the base date, the most recent three-month period, from January 11, 2017 to the base date, and the most recent six-month period, from October 11, 2016 to the base date), in light of the fact that the stock of Yamada Denki and the Company are listed on the financial instruments exchange, with their market prices available; (ii) the comparable company analysis method, in light of the fact that Yamada Denki and the Company each have more than one comparable similar listed company, which makes it possible to infer their respective stock values by making comparisons between similar companies; and (iii) the discounted cash flow method (the “DCF method”), in order to reflect the status of the companies’ future business activities in the valuation.

For each of the above valuation methods, the valuation range of the Company’s shares when the stock value per share of Yamada Denki is defined as 1 is as shown below.

Method employed	Result of calculation of Share Exchange Ratio
Average market price method	0.247 - 0.276
Comparable company analysis method	0.243 - 0.330
DCF method	0.252 - 0.292

In the above calculation of the share exchange ratio, Nomura Securities used information received from Yamada Denki and the Company, publicly available information, etc. and has not made any independent verification of the accuracy and completeness of these materials, information, etc., assuming that they are all accurate and complete. With respect to the assets and liabilities (including contingent liabilities) of Yamada Denki, the Company and their respective affiliated companies, Nomura Securities has not made any independent valuation, appraisal or assessment and has not requested any third-party to make any appraisal or assessment, including analysis or valuation of individual assets or liabilities. The calculation of the share exchange ratio by Nomura Securities reflects information and economic conditions up to the base date. Nomura Securities assumes that Yamada Denki’s and the Company’s respective financial forecasts (including profit plans and other information) were reasonably reviewed or prepared by the respective management divisions of both companies based on the best forecasts and judgments currently available.

In Yamada Denki’s and the Company’s respective business plans based on which Nomura Securities made the calculation by the DCF method, there are no fiscal years for which any significant increase or decrease in profit is expected. These business plans are not based on the premise that the Share Exchange will be conducted.

On the other hand, Deloitte Tohmatsu Financial Advisory employed, in performing the calculation: (i) the market price method, in light of the fact that the stock of Yamada Denki and that of the Company are each listed on the financial instruments exchange(s), with their market prices available; and (ii) the DCF method, in order to reflect the status of the companies’ future business activities in the valuation.

In the market price method, the calculation for Yamada Denki used April 11, 2017 as the base date and was based on the simple average closing share prices on the Tokyo Stock Exchange during the most recent six-month period, from October 12, 2016 to the base date, the most recent three-month period, from January 12, 2017 to the base date, the most recent one-month period, from March 13, 2017 to the base date, and the 12 business day period from March 27, 2017 (i.e., the business day immediately following March 24, 2017 on which the Company released the “Notice of the Recording of Deferred Tax Assets and Revision of Performance Projection”) to the base date, and the closing stock price on the Tokyo Stock

Exchange on the base date. As for the Company, this method used April 11, 2017 as the base date and was based on the simple average closing share prices on the Tokyo Stock Exchange during the most recent six-month period, from October 12, 2016 to the base date, the most recent three-month period, from January 12, 2017 to the base date, the most recent one-month period, from March 13, 2017 to the base date, and the 12 business day period from March 27, 2017 to the base date, and the closing stock price on the Tokyo Stock Exchange on the base date.

In the DCF method, the corporate value and stock value of Yamada Denki were calculated by discounting the future cash flow based on the business plans prepared by Yamada Denki covering the period from the fiscal year ended March 31, 2017 to the fiscal year ending March 31, 2020 to the present value, at a certain discount rate. The discount rate used was between 3.97% and 4.47%. In the calculation of the going-concern value, the perpetual growth rate method was employed, with the perpetual growth rate set between -0.25% and 0.25%. As for the Company, the corporate value and stock value were calculated by discounting the future cash flow based on the business plans prepared by the Company covering the period from the fiscal year ended February 28, 2017 to the fiscal year ending February 29, 2020 to the present value, at a certain discount rate. The discount rate used was between 4.01% and 4.51%. In the calculation of the going-concern value, the perpetual growth rate method was employed, with the perpetual growth rate set between -0.25% and 0.25%.

For each of the above valuation methods, the valuation range of the Company’s shares when the stock value per share of Yamada Denki is defined as 1 is as shown below.

Method employed	Result of calculation of Share Exchange Ratio
Market price method	0.247 - 0.273
DCF method	0.185 - 0.307

In the above calculation of the share exchange ratio, Deloitte Tohmatsu Financial Advisory used information received from Yamada Denki and the Company and publicly available information generally as it was received or made available, and has not made any independent verification of the accuracy and completeness of these materials, information, etc. so used, assuming, among others, that they are all accurate and complete, and that there are no facts which may have a significant impact on the calculation of the share exchange ratio and which have not been disclosed to Deloitte Tohmatsu Financial Advisory. With respect to the assets and liabilities (including contingent liabilities) of Yamada Denki, the Company and their respective affiliated companies, Deloitte Tohmatsu Financial Advisory has not made any independent valuation, appraisal or assessment and has not requested that any third-party body make any appraisal or assessment, including analysis or valuation of individual assets or liabilities. Deloitte Tohmatsu Financial Advisory assumes that the information on Yamada Denki’s and the Company’s respective business plans considered by the calculation agent in the calculation was reasonably prepared by the respective management divisions of both companies based on the best forecasts and judgments currently available. The calculation of the share exchange ratio by Deloitte Tohmatsu Financial Advisory reflects information and economic conditions up to April 11, 2017.

In Yamada Denki’s and the Company’s respective business plans based on which Deloitte Tohmatsu Financial Advisory made the calculation by the DCF method, there are no fiscal years for which any significant increase or decrease in profit is expected. These business plans are not based on the premise that the Share Exchange will be conducted.

(2)	Matters concerning the appropriateness of the capital stock and capital surplus of Yamada Denki

The amounts of Yamada Denki’s capital stock and capital surplus, which will increase through the Share Exchange, were determined by Yamada Denki in accordance with the provisions of Article 39 of the Corporate Accounting Rules. After comprehensively examining relevant circumstances including Yamada Denki’s capital policy, the Company considered the amount appropriate as the decision was made within the scope of laws and regulations.

(3)	The reason for selecting the common shares of Yamada Denki as consideration for share exchange

The Company and Yamada Denki selected the common shares of Yamada Denki, the wholly owning parent company in share exchange, as consideration for the Share Exchange.

The aforementioned selection is appropriate because the common shares of Yamada Denki, which are listed on the Tokyo Stock Exchange, ensure shareholders to continue trading the shares on the Tokyo Stock Exchange market after the Share Exchange, and in addition, the shareholders of the Company are also able to enjoy the synergy effect associated with the Share Exchange.

(4)	Matters concerning the care that has been made not to compromise the interest of the Company’s shareholders other than Yamada Denki

1)	Measures to ensure fairness

Since Yamada Denki is already the Company’s parent company holding 52.03% of the total issued shares of the Company (as of February 28, 2017), both companies have concluded that it is necessary to ensure the fairness of the Share Exchange, and have taken measures to ensure such fairness, as follows.

(i)	Receipt of valuation reports from independent third-party calculation agents

Yamada Denki has selected Nomura Securities as its third-party calculation agent and has received from it a valuation report on the share exchange ratio dated April 11, 2017. For an outline of the valuation report, please see section 3 (1) 2) (ii) “Matters concerning the calculation” above.

On the other hand, the Company has selected Deloitte Tohmatsu Financial Advisory as its third-party calculation agent and has received from it a valuation report on the share exchange ratio dated April 11, 2017. For an outline of the valuation report, please see section 3 (1) 2) (ii) “Matters concerning the calculation” above.

Please note that neither Yamada Denki nor the Company has received from its third-party calculation agent a fairness opinion that the Share Exchange Ratio is appropriate or fair from a financial point of view.

(ii)	Advice from independent law offices

Yamada Denki has selected Nishimura & Asahi as its legal advisor and has received legal advice from it regarding the methods, processes, etc. for decision making by the board of directors, including the procedures for the Share Exchange.

Nishimura & Asahi is independent from Yamada Denki and the Company and has no significant interest in either of them.

On the other hand, the Company has selected Kasumigaseki Partners Law Office as its legal advisor and has received legal advice from it regarding the methods, processes, etc. for decision making by the board of directors, including the procedures for the Share Exchange.

Kasumigaseki Partners Law Office is independent from Yamada Denki and the Company and has no significant interest in either of them.

2)	Measures to avoid conflicts of interest

Since Yamada Denki is already the Company’s parent company holding 52.03% of the total issued shares of the Company (as of February 28, 2017), the Company has taken the following measures to avoid a conflict of interest.

(i)	Receipt of a report from the Third-Party Committee that has no interest in the Company

In order to prevent the Share Exchange from being conducted under terms and conditions that are disadvantageous to minor shareholders of the Company, on February 15, 2017 the Company established a third-party committee (the “Third-Party Committee”) consisting of three members, namely, Mr. Masato Kobayashi (an attorney-at-law at City-Yuwa Partners), Mr. Mikio Koyano (a certified public accountant at Koyano Certified Public Accounting Office), and Mr. Takashi Matsuzaki (the Company’s Outside Corporate Auditor and Independent Director), who are independent outside experts who have no interest in the Company or its controlling shareholder Yamada Denki. In considering the Share Exchange, the Company sought advice from the Third-Party Committee on: (a) the legitimacy and reasonableness of the purpose of the Share Exchange (including whether or not the Share Exchange would contribute to the improvement of the Company’s corporate value); (b) the fairness of the terms and conditions of the Share Exchange (including the appropriateness of the share exchange ratio); (c) the procedural fairness of the negotiation process for the Share Exchange; and (d) whether or not the Share Exchange is disadvantageous to minor shareholders of the Company.

The Third-Party Committee carefully considered the above questions by, among others, meeting a total of 6 times during the period from February 27, 2017 to April 6, 2017, collecting information, and holding discussions whenever necessary. While considering the questions, the Third-Party Committee had been informed by the Company of the purpose and background of the Share Exchange, details of the corporate value of the Company, the progress of negotiations on, and the process of determination of, the terms and conditions of the Share Exchange, including the share exchange ratio, and had also received from Deloitte Tohmatsu Financial Advisory an explanation on the valuation of the share exchange ratio in the Share Exchange. In addition, the Third-Party Committee had received from Kasumigaseki Partners Law Office, the legal advisor of the Company, an explanation of the methods, processes, etc. for the Company’s board of directors to make decisions on the Share Exchange. Under these circumstances and based on these explanations, calculation results, and other materials for discussion, the Third-Party Committee submitted to the board of directors of the Company a report dated April 11, 2017 to the effect that the purpose of the Share Exchange is legitimate and reasonable, that the terms and conditions of the Share Exchange are fair, that the process of negotiations on the Share Exchange is fair, and that it is not disadvantageous for minor shareholders of the Company to conduct the Share Exchange by the resolution of the Company’s board of directors.

(ii)	Approval of all directors of the Company who have no conflict of interest and non-objection opinion of all corporate auditors of the Company who have no conflict of interest

Of the directors of The Company, Mr. Jun Okamoto, Mr. Hitoshi Arai, and Mr. Tatsuya Kusamura serve concurrently as directors of Yamada Denki and, in order to avoid a conflict of interest, did not participate in the deliberation or vote on the Share Exchange at the Company’s board of directors meeting or participate in the deliberation or negotiations on the Share Exchange on behalf of the Company.

Of the directors of the Company, Mr. Shouji Orita serves concurrently as the Representative Director of Kyushu TeccLand Co., Ltd., a subsidiary of Yamada Denki and had also served as a director of Yamada Denki until August 2016 and, in order to avoid conflict of interest, did not participate in the deliberation or vote on the Share Exchange at the Company’s board of directors meeting or participate in the deliberation or negotiations on the Share Exchange on behalf of the Company.

Furthermore, of the corporate auditors of the Company, Mr. Makoto Igarashi serves concurrently as a corporate auditor of Yamada Denki and, in order to avoid conflict of interest, did not participate in the deliberation on the Share Exchange at the Company’s board of directors meeting and expressed no opinion.

All five out of the nine Directors of the Company, excluding Mr. Jun Okamoto, Mr. Hitoshi Arai, Mr. Tatsuya Kusamura, and Mr. Shouji Orita, unanimously voted for and approved the proposal for the Share Exchange submitted to the board of directors of the Company. Three out of the four corporate auditors of the Company, excluding Mr. Makoto Igarashi, attended the deliberation of such proposal where all three Corporate Auditors expressed an opinion that they had no objection to the implementation of the Share Exchange.

4.	Matters that Should be Referred to Concerning the Share Exchange Consideration

(1)	Provisions of the Articles of Incorporation of Yamada Denki

Articles of Incorporation of Yamada Denki is provided on the Company’s website (https://www.bestdenki.ne.jp/corporate/ir.html), in accordance with laws and regulations and the provision of Article 16 of the Company’s Articles of Incorporation.

(2)	Matters concerning the method of trading the share exchange consideration

1)	Market for trading the share exchange consideration

Common shares of Yamada Denki are traded in the First Section of the Tokyo Stock Exchange.

2)	Parties acting as an intermediary or agent in the trading of the share exchange consideration

Securities companies and other institutes across Japan conduct intermediation and brokerage for the trading of the common shares of Yamada Denki.

3)	Restrictions on transfer and other forms of disposal of the share exchange consideration

Not applicable

(3)	Matters concerning the market price of the share exchange consideration

The average closing prices of the common shares of Yamada Denki on the First Section of the Tokyo Stock Exchange for the one-month and three-month periods up to and including the business day preceding the date on which the Share Exchange Agreement was announced (April 12, 2017) were 567 yen and 586 yen, respectively.

For the latest market prices of the common shares of Yamada Denki, please see the website of the Tokyo Stock Exchange (http://www.jpx.co.jp/english/) and other relevant sources of information.

(4)	Balance sheet of Yamada Denki for each fiscal year that ended during the past five years

As Yamada Denki has filed securities report for each of the fiscal years in accordance with the provisions of Article 24, Paragraph 1 of the Financial Instruments and Exchange Act, the presentation of balance sheets is omitted.

5.	Matters Concerning the Appropriateness of the Provisions Regarding Stock Acquisition Rights Associated with the Share Exchange

Not applicable

6.	Matters Concerning Financial Statements, etc.

(1)	Financial statements, etc. of Yamada Denki for the latest fiscal year

Financial statements, etc. of Yamada Denki for the latest fiscal year (the fiscal year ended March 31, 2016) are provided on the Company’s website

(https://www.bestdenki.ne.jp/corporate/ir.html), in accordance with laws and regulations and the provision of Article 16 of the Company’s Articles of Incorporation.

(2)	Events with significant impact on the status of the Company’s assets that occurred after the end of the latest fiscal year

1)	The Company

The Company executed the Share Exchange Agreement on April 12, 2017 whereby Yamada Denki will become the wholly owning parent company and the Company will become the wholly owned subsidiary company. Detail of the Share Exchange Agreement is described in “2. Outline of the Share Exchange Agreement.”

2)	Yamada Denki

Yamada Denki executed the Share Exchange Agreement on April 12, 2017 whereby Yamada Denki will become the wholly owning parent company and the Company will become the wholly owned subsidiary company. Detail of the Share Exchange Agreement is described in “2. Outline of the Share Exchange Agreement.”